UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K  ☒ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: June 30, 2017

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Future FinTech Group Inc.
Full Name of Registrant

N/A
Former Name if Applicable

16F, China Development Bank Tower
Address of Principal Executive Office (Street and Number)

No. 2, Gaoxin 1st Road, Xi’an, China 710075
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file this Quarterly Report on Form 10-Q for the quarter ended June 30, 2017 within the prescribed time period without unreasonable effort or expense because additional time is required to complete the preparation of the Company's financial statements in time for filing. The Company anticipates filing its Form 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Crystal Lee	011-86-29	8837-7161
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes    ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes   ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Future FinTech Group Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August/14/2017	By:	/s/ Hongke Xue
Hongke Xue
	Title:	Chief Executive Officer

Anticipated Changes

We anticipate that we will report the following significant change in the results of operations from the same period of the last fiscal year:

Revenue. Sales for the three months ended June 30, 2017 were $2.8 million, a decrease of $7.5 million, when compared to sales for the same period of the prior year. As a percentage, sales decreased by 73% for the three months ended June 30, 2017, when compared to total net sales for the same period of the prior year.

Sales from apple-related products as a percentage of total sales were 1% for the three months ended June 30, 2017, as compared to 18% for the same period of the prior year. The absolute amount of sales were $0.03 million for the three months ended June 30, 2017, a decrease of $1.8 million, when compared to the sales of $1.9 million for the same period of the prior year, mainly because of a sharp decrease in the unit price of apple-related products in the international market and a decrease in sales volume due to heavy competition. The Company sold approximately 460 tons of concentrated apple juice in the three months ended June 30, 2017, compared to 1,219 tons of concentrated apple juice in the same period of 2016.   Most of our concentrated apple juice was sold directly or indirectly to the international market. In 2017, international demand of concentrated apple juice from China has continued to drop. According to the data provided by Chinese Customs, the amount of exported concentrated apple juice from China declined by 7% in year 2016 as compared to 2015, and the unit price of exported concentrated apple juice from China declined by 10.8% in May of 2017 as compared to the same period of 2016. Over the past three years, the purchase price of fresh apples has increased, but the sales price of concentrated apple related products has remained low. Because of the negative trends in the international market and estimated lower margins, our YingKou and Huludao Wonder factories did not operate their concentrated apple juice production facilities in 2016 and the six months ended June 30, 2017, which caused a lower inventory of concentrated apple juice and required us to purchase supply from third-party manufacturers to meet demand.

Sales from concentrated kiwifruit juice and kiwifruit puree as a percentage of total sales were 4% for the three months ended June 30, 2017, and June 30, 2016, respectively. The absolute amount of sales were $0.1 million for the three months ended June 30, 2017, a decrease of $0.3 million, when compared to the sales of $0.4 million the same period of the prior year, primarily as a result of lower demand and a decrease in the amount of products sold in the second quarter of 2017 as compared to the same period of 2016.

Sales from concentrated pear juice as a percentage of total sales were 4% and 9% for the three months ended June 30, 2017, and June 30, 2016, respectively. The absolute amount of sales were $0.1 million for the three months ended June 30, 2017, a decrease of $0.9 million, when compared to sales of $1.0 million for the same period of the prior year, mainly because of a decrease in the unit price of the concentrated pear juice and a decrease in sales volume due to lower demand. We sold 1,149 and 1,314 tons of concentrated pear juice during the second quarters of 2017 and 2016, respectively.

Sales from our fruit juice beverages as a percentage of total sales were 90% and 53% for the three months ended June 30, 2017, and June 30, 2016, respectively. The absolute amount of sales were $2.5 million for the three months ended June 30, 2017, a decrease of $3.0 million, when compared to the sales of $5.5 million for the same period of the prior year, primarily due to due to a decrease in sales volume as a result of heavy competition in the China market.

Sales from other products were $0.01 million for the three months ended June 30, 2017 as compared to $1.5 million for the same period of prior year. The sale from other products for the three months ended June 30, 2016 was concentrated orange juice. We do not expect continued sales from other products as customers’ orders related to other products are not stable.

Gross Profit. The consolidated gross profit for the three months ended June 30, 2017 was $1.3 million, a decrease of $1.9 million, from $3.2 million for the same period of 2016, primarily due to a decrease of dollar amounts of sales from all of our products.

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